

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Marcel Gremaud
Chief Financial Officer
Altamira Therapeutics Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

      **Re: Altamira Therapeutics Ltd.**
           **Registration Statement on Form F-1**
           **Filed December 16, 2022**
           **File No. 333-268838**

Dear Marcel Gremaud:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc:    Tracy Buffer